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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

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                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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    This Amendment No. 7 (this "Amendment No. 7") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6 thereto filed with the Commission on July 30, 1997, August 6, 1997, August 7, 1997, August 8, 1997, August 11, 1997 and August 12, 1997, respectively (as amended, the "Schedule 14D-9"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the
Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    The section captioned "SHAREHOLDER LITIGATION" is hereby amended and supplemented as follows:

    On August 12, 1997, the plaintiffs in the Shareholder Actions filed in the District Court a Complaint for Declaratory and Injunctive Relief against NYSEG and its directors in their personal capacity and in their capacities as directors of NYSEG (the "Federal Shareholder Complaint"). The Federal Shareholder Complaint alleges, among other things, that the statement by NYSEG in the Schedule 14D-9 that the provisions of its Charter and Bylaws relating to the removal of directors (the "Conflicting Provisions") are inconsistent with the New York Business Corporation Law and are thus, in NYSEG's view, "invalid and inoperative" is false and constitutes an unlawful attempt to disfranchise NYSEG's shareholders and a violation of the Board's fiduciary duties. In addition, the Federal Shareholder Complaint alleges that the Schedule 14D-9 is misleading, because it fails to disclose NYSEG's reasons for believing that the Conflicting Provisions are invalid and inoperative, and it fails to explain the implications for NYSEG's shareholders if its view is correct. The Federal Shareholder Complaint asserts that the defendants do not provide any information from which it could be concluded that the inconsistency between the New York Business Corporation Law and the Conflicting Provisions is so pervasive and material that it would require the entire text of the Conflicting Provisions to be deemed invalid and inoperative. The Federal Shareholder Complaint seeks, among other things, an order requiring the defendants to make appropriate disclosures and a declaration that the Conflicting Provisions are valid and consistent with New York law.
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: August 13, 1997

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